Exhibit 99.1

August 25, 2020

To the Board of Directors of Principia Biopharma:

I intend for this to be one of the friendliest and most supportive “activist” letters ever written!

As the Founder and General Partner of the Biotechnology Value Fund, I have been investing in biotechnology companies for nearly 30 years.  Over that long stretch, I have witnessed the building of a great number of companies, including some truly excellent ones, and I am fortunate to have invested in a number of them.  Bottom line: Principia is one of the most promising and valuable companies in which BVF has ever had the privilege to invest.  We hold the company in the highest regard and are very appreciative of the outstanding job Principia’s management and board have done on behalf of patients and shareholders alike. Thank you!

It is for this reason that we feel the proposed sale of the company to Sanofi would be a suboptimal and, frankly, sad outcome.  If the proposed sale is consummated, we believe we may all look back a few years from now with profound regret.  As a friend of the company, we intend to support whatever Principia ultimately elects to do. However, given our unique perspective, we feel it is important that we express our views in the hope that they may influence the outcome in some positive fashion.

With regards to the outcome, if it were up to us, we would prefer that Principia remain independent throughout its current steep value-creation phase. This is arguably in the best interest of all parties, including Sanofi.  Our second choice would be for Sanofi, or another large biopharma company, to buy control of Principia, but in a manner that preserves downstream economics for Principia shareholders.  Our third choice would be for Principia to be acquired outright, but for a price that more accurately reflects our assessment of the company’s tremendous value.

For the benefit of interested parties that are less familiar with Principia, we wish to share our perspective on what makes the company so special and so valuable. The company’s value can be segmented into several discrete components. One of the attributes that makes Principia so unique is that each of these components has an unusually high probability of success because BTK, the common target of Principia’s drug candidates, is an extremely well validated target that has already proven safe and commercially successful in other diseases. We believe each of Principia’s drug candidates has demonstrated excellent selectivity for BTK, a critical characteristic for safe application in autoimmune diseases. Additionally, each candidate can be expanded from a first approved use into a broad range of additional diseases.

•	“As we think about BTK, not only do we have now a good understanding of the different indications where it could work and where it could be effective, but we also have actually quite a nice safety profile understanding from ten years that BTK inhibitors have been used in oncology.”
o	Martin Babler (CEO, Principia Biopharma) on a Principia conference call, June 16th, 2020

44 Montgomery Street, 40th Floor, San Francisco, CA 94104

Component 1.  Rilzabrutinib initial indications:

Sanofi and Principia’s partnership around SAR442168 for multiple sclerosis has attracted much warranted attention, but paradoxically this has resulted in an extreme underappreciation of rilzabrutinib’s blockbuster potential. Rilzabrutinib is a BTK inhibitor that is wholly owned by Principia and is in mid to late stage clinical development for three autoimmune diseases: Pemphigus Vulgaris, Immune Thrombocytopenic Purpura (ITP), and IgG4-Related Disease. The drug has to date shown to be safe and effective, with a rapid onset of action. To highlight just one example, patients with ITP suffer from persistent platelet destruction and spontaneous bleeding episodes. Intravenous immunoglobulin (IVIG) is a core treatment option for ITP patients despite its inconvenient method of administration, supply-constraints and inordinately expensive price. The key attribute in IVIG’s favor is its fast onset of action. Distinct from other currently marketed ITP products, rilzabrutinib shares IVIG’s ability to swiftly halt platelet destruction, but does so in the form of a convenient, orally administered pill. We believe rilzabrutinib’s unique characteristics indicate a bright commercial future as it advances the standard of care for ITP, Pemphigus Vulgaris, and IgG4-Related Disease.

Component 2.  Rilzabrutinib expansion indications:

Rilzabrutinib has the potential to expand into numerous other diseases as a consequence of BTK‘s critical role in autoimmunity and allergy. These include diseases in which other mechanistically related drugs (e.g., FcRn inhibitors, Rituxan, Xolair) are effective.

Rilzabrutinib is competitive with the FcRn class in treating autoantibody-mediated diseases because of BTK’s function in B-cells and, importantly, myeloid cells (which are activated by autoantibodies). It is illustrative to note the value of companies developing FcRn inhibitors; Argenx and Immunovant are valued at $11B and $3B respectively, largely attributable to each company’s FcRn inhibitor.  Just two days after the public announcement of Sanofi’s offer for Principia, Johnson & Johnson announced a proposed acquisition of Momenta Pharmaceuticals for $6.5 Billion, valuing the company predominantly for its FcRn inhibitor, Nipocalimab. This price tag, equivalent to $170/share for Principia, should give all of us pause.

Consideration of Novartis and Roche’s joint $2B Xolair (IgE inhibitor) franchise is also instructive. BTK’s role in mediating allergic responses has been, until recently, largely underappreciated. However, BTK is essential for IgE-mediated inflammation. Novartis is evaluating a BTK inhibitor for Chronic Spontaneous Urticaria (CSU), a core market for Xolair. Roche’s fenebrutinib recently demonstrated that BTK inhibition is a remarkably effective mechanism for CSU, but we believe the drug was discontinued due to molecule-specific liver toxicity. Rilzabrutinib could offer a safe, effective, orally administered option for CSU and additional IgE-mediated diseases.

Rilzabrutinib’s positive clinical data in its first and most advanced indication, Pemphigus Vulgaris, suggest that the drug would also be effective in Bullous Pemphigoid, due to common autoantibody-driven destruction of skin. Similarly, the positive data in Immune Thrombocytopenic Purpura would likely translate to Warm Autoimmune Hemolytic Anemia, due to common autoantibody-driven destruction of blood cells. Beyond these two specific examples of rilzabrutinib’s broad applicability, the drug may merit evaluation in diseases such as Myasthenia Gravis, Chronic Inflammatory Demyelinating Polyneuropathy, ANCA-Associated Vasculitis, Membranous Nephropathy, and Systemic Sclerosis.

44 Montgomery Street, 40th Floor, San Francisco, CA 94104

Recent comments from John Reed (Sanofi) and Jim Birchenough (Wells Fargo) support this perspective:

•	“Rilzabrutinib's mechanism of action and attractive safety profile to date could lend itself well to additional indications. We are currently evaluating several potential additional indications in the immunology and inflammation area. We are convinced that this molecule has blockbuster potential due to its potential use across many indications. These include most diseases where pathological IgE antibodies are involved.”
o	John Reed (Global Head of R&D, Sanofi) on the acquisition announcement conference call, August 17th, 2020
•	“With competitive data to anti-FcRn drugs in pemphigus and ITP, we also believe that rilzabrutinib could be a fast-follower in other FcRn autoimmune indications like myasthenia gravis (MG) and CIDP. Additionally we would highlight other trials for BTK inhibitors in development which could validate a role beyond autoimmune disease, to inflammatory disease (RA, Sjogren’s) and allergic disease (asthma, atopic dermatitis, urticaria). We believe that opportunity for lateral validation, represents significant option value for rilzabrutinib beyond the $100 purchase price offered by Sanofi and our $123 target.”
o	Jim Birchenough (Senior Analyst, Wells Fargo) in an equity research report, August 23rd, 2020

We believe Sanofi’s $3.7B offer grossly undervalues rilzabrutinib.

Component 3.  SAR442168 (“168”) for multiple sclerosis:

168 is a very promising drug candidate for multiple sclerosis; the drug was discovered by Principia and licensed to Sanofi for development and marketing.  Based on recently reported positive Phase 2 clinical trial results, Sanofi has remarkably launched four parallel Phase 3 clinical trials. Principia retains a significant royalty (up to a mid-teen percentage of sales) on Sanofi’s sales of 168 as well as an option to co-market 168 should Principia (or another acquirer) wish to do so.

Sanofi believes 168 has a high probability of becoming a blockbuster drug in MS, a market with current aggregate annual sales in excess of $20 billion. Given the high likelihood of success of 168 in MS and the magnitude of the opportunity for a potentially best-in-disease agent, we believe Sanofi’s proposed purchase price of $3.7 billion undervalues even this single component of Principia’s value.

•         “In short, we believe we have a potential multi-blockbuster on our hands.”

•	“We believe we may have the best-in-disease agent across all treatment dimensions in MS and potentially the first truly efficacious drug in progressive forms of the disease.”
•	“This potentially transformative asset for patients living with MS showed a near 90% reduction in lesions, and we look forward to results of our Phase III program, which aims to deliver safety similar to placebo, low treatment burden based around once-daily dosing with no monitoring, with relapse reduction comparable to the anti-CD20s and superior to other orals, with a benefit on disability progression through demonstrated CNS penetration and supported by novel biomarker imaging approaches and with efficacy across the full MS spectrum, including progressive disease.”
o	Bill Sibold (Head of Sanofi Genzyme, Sanofi) on a Sanofi conference call, April 23rd, 2020

44 Montgomery Street, 40th Floor, San Francisco, CA 94104

Component 4.  168 in other neurological diseases, including Alzheimer’s Disease:

•	“The mechanism of action may have a role in several central nervous system diseases.”
•	“Microglia play important roles as both responders to inflammation and drivers of inflammation in the brain in the context of a number of neurodegenerative diseases, including Parkinson's, ALS, Alzheimer's and several others… And BTK is one key regulator of microglial activation.”
o	John Reed (Global Head of R&D, Sanofi) on the acquisition announcement conference call, August 17th, 2020

•	“Microglia in the broader category of neurodegenerative diseases, where, as you know, in the diseases that you mentioned [Alzheimer’s and Parkinson’s Disease], they play an important role in disease pathophysiology and, of course, the potential for BTK inhibitor. And this is an area of our ongoing research work and an area of discussion with our development colleagues about additional indications to pursue.”
o	Rita Balice-Gordon (Global Head of Rare and Neurologic Diseases, Sanofi) on a Sanofi conference call, April 23rd, 2020

Component 5.  168 beyond the central nervous system:

Should the proposed sale to Sanofi close, the transaction will enable Sanofi to develop 168 for indications outside of the central nervous system.

•	“The mechanism of action may have a role in several central nervous system as well as peripheral nervous system, autoimmune and inflammatory diseases. Also important to note is that until today, we were unable to explore 168 in indications outside of CNS due to the structure of the former collaboration agreement.”
o	John Reed (Global Head of R&D, Sanofi) on the acquisition announcement conference call, August 17th, 2020

Component 6. PRN473:

PRN473 is a topical BTK inhibitor that is wholly owned by Principia and is currently in a Phase 1 trial. BTK’s role in IgE-mediated inflammation enables a unique opportunity for a topically applied medicine in diseases such as atopic dermatitis and urticaria.

•	“Well, you know, it [PRN473] is early in Phase 1, but we find the concept extremely exciting, that one might be able to deliver a BTK inhibitor locally for patients who have less severe forms of some of the dermatological disorders, where we are confident this target plays a role.”
o	John Reed (Global Head of R&D, Sanofi) on the acquisition announcement conference call, August 17th, 2020

44 Montgomery Street, 40th Floor, San Francisco, CA 94104

Component 7.  Drug discovery platform:

Principia has demonstrated an ability to generate highly selective small molecule drug candidates against challenging targets. This competitive advantage will likely yield additional promising drug candidates in the coming years.

•	“Principia's robust pipeline of innovative therapies originated from their proprietary Tailored Covalency platform. The platform inspires the design of both reversible covalent and irreversible covalent small molecule inhibitors that are more selective with less off-target effects. The optimized target residency time has potential to deliver the desired efficacy but with a better safety profile. We intend for this platform to continue to generate next-generation, potentially best-in-class clinical candidates.”
o	John Reed (Global Head of R&D, Sanofi) on the acquisition announcement conference call, August 17th, 2020

In conclusion, the purpose of this letter is to share our view of the extraordinary value you have created at Principia. We do so with the utmost respect and humility. While we are not advocating for any specific action, we do hope that our perspective may help catalyze a more favorable outcome for Principia. We are open to discussing our views with any interested parties.

Sincerely,

Mark Lampert

BVF Partners L.P.

44 Montgomery Street, 40th Floor, San Francisco, CA 94104